Exhibit 99.1

Following are some of the questions you may have regarding the proposed change of America First Apartment Investors L.P. from a limited partnership to a real estate investment trust (REIT). Please read these questions and their answers only as supplemental material to the enclosed Consent Solicitation Statement/Prospectus.

Why the change from a limited partnership to a REIT?

Fund management believes that now is the time to convert the limited partnership to a REIT in order to have the potential to continue its history of growth of Funds From Operations (FFO) and dividends. During the past six years, Apartment Investors has successfully followed a business plan of acquiring additional multifamily apartment complexes. It was able to leverage its existing portfolio using low-cost tax-exempt debt financing. The Partnership has acquired ten new properties. This growth in the Partnership's assets has allowed it to increase both funds from operations (FFO) and cash distributions to investors. Annual FFO has grown from $.69 per Beneficial Unit Certificate (BUC) in 1996 to $1.48 per BUC for the year ended December 31, 2001, a 114% increase. Annualized distributions to investors grew from $.70 per unit to $1.00 per unit, a 40% increase.

The improvement in the Partnership's economic performance is a result of acquiring properties that generate net rental income that exceed the additional interest expense incurred to finance the properties. In addition, as the Partnership acquires more properties, it has been able to achieve better economies of scale by spreading its fixed costs over a larger asset base. Increasing the number of properties also reduces investment risk through diversification.

Management believes that it can continue to increase its market value and dividends to investors if the Partnership can continue to acquire quality multifamily properties. However, the Partnership has reached its capacity to grow. Additional growth will come from new acquisitions and the partnership structure limits the Partnership's ability to raise new capital. By converting to a REIT structure, management believes it will have a better vehicle with which to attract new capital and continue to acquire new properties.

What is a REIT?

An equity REIT is a company that owns and, in most cases, operates income-producing real estate. The shares of a REIT are freely traded—the America First Apartment Investors REIT has been submitted for listing on the NASDAQ under the symbol APRO. There are about 300 REITs operating in the United States today with assets totaling over $300 billion. Among the advantages of operating as a REIT is the ability to raise additional capital.

Why is it important to raise new capital?

There are a lot of reasons. Additional capital would give the REIT the opportunity to purchase more apartment complexes. Those properties create the potential for growth of FFO and possible dividend increases which may result in share price appreciation. New capital brings more shares which creates the potential for more liquidity in the common stock.

Will be the business plan of the REIT be different than that of the Partnership?

No. Following the merger, the REIT will continue the Partnership's business model of acquiring and operating multifamily apartment complexes as long-term investments. The REIT will focus its acquisition efforts on established properties that have the potential for increased revenues through effective management. Like the Partnership, the REIT's business objectives will be to provide investors with:

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  Safety of principal

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  Income generation through the ownership of apartment complexes

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  The potential for asset growth and dividend growth

Will the management stay the same?

Yes, the new REIT will be run by the same management team that currently runs the Partnership's business. The current property evaluation and acquisition team will stay in place after the conversion to the REIT. However, as a corporation, the REIT will have its own board of directors. A majority of the REIT's board will be persons who are not on the REIT management team. This will provide a new layer of independent oversight.

The REIT will use the same property management company to conduct the day to day operations of its apartment properties.

Will the REIT continue to make distributions?

Yes. The REIT is required to distribute at least 90% of its annual taxable income to retain its favorable tax status. Initially the REIT will pay quarterly dividends in amounts equal to the cash distributions paid by the Partnership. The REIT's board will have the discretion to increase or decrease the dividend just as the general partner does in the Partnership.

How is a REIT different from a limited partnership?

The REIT will be organized as a Maryland corporation. The Partnership is a Delaware limited partnership. There are several important differences between these types of companies, including:

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  The REIT will have the authority to raise new capital by issuing more stock. The Partnership cannot issue more limited partnership interests.

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  The REIT will be under the control of its board of directors who are elected by shareholders. The REIT will hold annual shareholder meetings. The Partnership is controlled by its general partner who is not elected by investors. The Partnership does not hold annual meetings.

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  REIT stocks are followed by analysts in the financial community. Partnership units are typically ignored by analysts.

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  A REIT is taxed differently than a limited partnership. Tax reporting for REITs is done via a Form 1099-DIV. The Partnership reports tax information to investors on the more complex Form K-1. There will be no more K-1s after the 2002 tax year.

Will the REIT's expenses increase?

The fees charged by the REIT management will generally be the same charged by the partnership management, and the Administrative Fee may go down if the REIT grows beyond $250 million in real estate assets.. If there is new equity raised or when there are stock options issued to employees, there will be additional costs to the REIT. However, the acquisition of new properties and resultant income from those acquisitions is expected to offset the expenses and offer dividend growth to shareholders.

How many shares of REIT stock will I receive?

This transaction will be a one-for-one exchange. You will receive one share of REIT common stock for each BUC you own in the Partnership on the merger date. BUC holders will receive 99% of all shares issued by the REIT in the merger. The remaining 1% of the shares will go to the general partner for its interest in the Partnership.

Is this a tax-free exchange?

Yes—BUC holders are not expected to recognize taxable gain or loss on the transaction. You should review the discussion in the Consent Solicitation Statement/Prospectus enclosed.

What are the risks of the merger?

As with any business transactions, there are potential risks as well as potential benefits. Some of the risks include:

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  The REIT may not be able to acquire more properties or otherwise implement its business plan.

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  If the REIT does acquire more properties, it will not necessarily become more profitable, especially if it incurs more debt.

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  If the REIT sells more stock, the ownership of existing investors will be reduced. This could affect earnings per shares and distributions.

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  The market price of the REIT's common stock will be uncertain.

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  There are potential conflicts of interest of the general partner and the external management company for the REIT.

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  The REIT could lose its favorable tax status.

You should carefully review the "Risk Factors" discussed in the Consent Solicitation Statement/Prospectus before voting on the merger.

Does America First Companies, LLC have any experience managing REITs?

Yes, over the last seven years, America First has managed two REITs. The first, America First REIT, was profitably sold to a larger REIT based in Tennessee. The second, America First Mortgage Investments, Inc. was spun off from the America First Companies on December 31, 2001.

How do I vote?

You may vote by telephone or via the internet as instructed on your vote card, or you may mark, sign and date the Consent Form included in your materials and return it before [Date], 2002 to:

      Georgeson Shareholder Communications Inc.
      Wall Street Station
      P.O. Box 1100
      New York, New York 10268-1006

What do I do if I have a question?

If you have further questions, you can call Mr. Maurice Cox at (800) 283-2357.